Idaho Tax-Exempt Fund

November 30, 2000 Report

Fellow Shareowners:

For the year ending November 30, 2000, the Idaho Tax-Exempt Fund provided a total return of 7.3%. And while municipal bonds performed better than common stocks for the year (the S&P 500 Index’s total return was -4.2%), investors continue to shun bonds. The Fund’s net assets dropped to $5.6 million, down 9% from one year ago.

Over the last twelve months, the Federal Reserve Bank raised interest rates, successfully slowing the economy. Although the new Republican administration has a pro-growth, tax-reduction agenda, higher energy prices now bring a sense of caution to the economic outlook. We expect federal policies to boost profitability and productivity, keeping inflation and interest rates low.

The Consumer Price index has shown few signs of lasting acceleration. Despite the increase in short-term rates, longer-term Idaho municipal interest rates have actually fallen slightly, in sympathy with the slowing economy. The bond market continues to respond favorably to the Federal Reserve’s cautious policy stance. We expect interest rates to fall further in the coming year. One year ago, we suggested a balanced portfolio where investors should “reposition financial assets from the high-priced stock markets to a core investment holding in tax-exempt bonds.” Our advice was correct, and we continue to recommend a balanced investment program. We expect another solid year of positive, real returns for shareowners of the Idaho Tax-Exempt Fund.

Idaho appears to be a magnet for the new US economy. It is at the epicenter of growth in the western US region. Technology is Idaho’s largest durable goods manufacturing sector. Idaho’s pro-business policies and natural beauty help produce a diverse, stable economy – which adds to the traditional credit-worthiness of Idaho municipal bonds. The State successfully competes on a global basis in many key industries.

We invite you to again review the advantages of the Idaho Tax-Exempt Fund, including current income free from Idaho and federal income taxes, a diversified quality bond portfolio, useful services, low expenses, and continuous supervision by professional managers. We welcome your comments and suggestions. Only with your help can we be certain that we are meeting your investment needs — our primary objective.

Nicholas Kaiser,	Phelps McIlvaine,
President	Vice President, Portfolio Manager

December 26, 2000

Morningstar Mutual Funds has awarded Idaho Tax-Exempt Fund a "4-star" rating as of November 30, 2000. The Morningstar rating is a widely respected measure of historical risk-adjusted performance. The ratings are subject to change each month, and are calculated from a fund's 3 and 5-year average annual returns with sales charge adjustments (if any), and a risk factor that reflects performance relative to 3-month Treasury Bill returns. Twenty percent of the funds in a Morningstar investment category receive four stars, the second-highest rating. The adviser has waived a portion of its fee in past years, resulting in higher returns. Naturally, past performance may not indicate future results.

INVESTMENTS
Rating*	Issuer	Coupon/Maturity	Face Amount	Market Value
Airport Parking (2.1%)
AAA	Boise City Airport Revenue COP	5.40% due 8/1/2011	$115,000	$117,864
Electric Power (3.0%)
AAA	Idaho Falls Electric Revenue	6.75% due 4/1/2019	160,000	168,083
General Obligations (48.2%)
AA-	Ada & Canyon Counties	5.50% due 7/30/2011	175,000	184,188
	JSD #2 Meridian	5.50% due 7/30/2015	100,000	104,140
AAA	Adams County GO	5.00% due 8/1/2014	110,000	107,371
A+	Bannock County GO Jail	5.05% due 9/1/2012	95,000	94,535
A	Bannock County SD #25	4.90% due 8/1/2009	90,000	90,693
	"	5.25% due 8/1/2016	110,000	109,879
AA-	Boise City Revenue Bonds	5.10% due 2/1/2011	110,000	111,177
AAA	Boise City GO ISD	5.50% due 7/30/2011	95,000	96,663
AA-	"	5.50% due 7/30/2016	150,000	152,445
A	Boise County SD #73	5.15% due 7/31/2010	125,000	125,240
AAA	Caldwell, Idaho GO	5.30% due 5/15/2014	150,000	151,380
AAA	Canyon Co. SD #131 Nampa	5.50% due 7/30/2013	50,000	50,833
AAA	Canyon County SD #132	5.40% due 7/30/2011	195,000	199,641
	"	5.40% due 7/30/2012	100,000	102,350
A	Canyon County SD #135 Notus
	Series 1994	6.00% due 8/1/2007	50,000	50,066
AAA	Cassia, Twin Falls JSD #151	5.10% due 8/1/2009	90,000	91,710
	"	5.375% due 8/1/2013	85,000	86,776
	"	5.375% due 8/1/2015	75,000	75,743
AAA	Kootenai County SD #273	5.00% due 7/30/2016	70,000	67,995
AAA	Kuna Sch/Comm Library Dist.	4.9% due 8/1/2013	75,000	72,525
AAA	Madison County SD #321	5.60% due 2/1/2010	100,000	100,183
AA	Payette County SD #372	6.50% due 7/31/2008	80,000	83,152
	"	6.75% due 7/31/2009	155,000	162,363
	"	6.75% due 7/31/2010	100,000	104,750
AAA	Power & Cassia Co.s JSD #381	5.25% due 8/01/2012	60,000	60,742
AAA	Teton County SD #401 GO	5.50% due 8/1/2012	75,000	77,033
	SUB-TOTAL		2,670,000	2,713,573
Housing (5.8%)
AA	Idaho Housing Authority
	Single Fam Mortgage, B-1	6.85% due 7/1/2012	85,000	86,295
AA	Idaho Housing Authority
	Refunding Series A	6.15% due 7/1/2024	150,000	151,433
AA+	Idaho Housing Authority
	Single Fam Mort Mezz-E-1	6.60% due 7/1/2011	65,000	65,643
AA	Idaho Housing Authority
	Single Fam Mort Rev Ser B1	8.00% due 1/1/2020	10,000	10,249
AA	Idaho Housing Authority
	Single Fam Mort SR Series C1	7.70% due 7/1/2017	15,000	14,975
	SUB-TOTAL		325,000	328,595
Irrigation (0.9%)
AA	Boise Kuna Irrigation Dist.	6.00% due 7/1/2008	50,000	50,353
Medical/Hospitals (3.1%)
AAA	Idaho Health Facility Auth. Corp.
	Holy Cross Sys Corp Rev	5.00% due 12/01/2022	115,000	106,283
AAA	Idaho Health Facility
	Holy Cross Rev Refunding	5.25% due 12/1/2011	65,000	65,283
	SUB-TOTAL		180,000	171,566
Real Estate (3.5%)
AAA	Idaho State Bldg Authority Series C	5.70% due 9/1/2007	100,000	103,090
AAA	Idaho State Building Authority	5.00% due 9/1/2021	100,000	93,930
			200,000	197,020
Roads (2.9%)
A	Payette L.I.D. #89-1	7.60% due 5/1/2005	30,000	29,780
A	Post Falls, Kootenai County	7.60% due 4/15/2001	15,000	14,909
	L.I.D. #91-1	7.75% due 4/15/2002	20,000	19,731
	"	7.95% due 4/15/2003	20,000	19,941
	"	7.95% due 4/15/2004	20,000	19,865
	L.I.D. #91-4	7.95% due 4/15/2005	20,000	19,903
	"	7.95% due 4/15/2006	20,000	19,923
	"	7.95% due 4/15/2007	20,000	19,946
	SUB-TOTAL		165,000	163,998
State Education (13.3%)
AAA	Boise State University
	Student Univ. & Housing Sys.	5.10% due 4/1/2014	300,000	299,070
AAA	Idaho State University
	Student Fee Revenue	4.90% due 4/1/2017	150,000	140,940
AAA	University of Idaho
	Student Fee Revenue-Elmwood Apts.	5.25% due 4/1/2014	120,000	119,856
AAA	University of Idaho
	Student Fee Revenue	5.60% due 4/1/2015	185,000	191,068
	SUB-TOTAL		755,000	750,934
Sewer (2.5%)
A	Troy, Sewer Revenue	7.30% due 2/1/2001	10,000	9,925
		7.40% due 2/1/2002	10,000	9,944
	"	7.50% due 2/1/2003	10,000	9,944
	"	7.60% due 2/1/2004	10,000	9,948
	"	7.70% due 2/1/2005	15,000	14,927
	"	7.80% due 2/1/2006	15,000	14,931
	"	7.90% due 2/1/2007	15,000	14,933
	"	8.00% due 2/1/2008	15,000	14,934
	"	8.00% due 2/1/2009	20,000	19,915
	"	8.00% due 2/1/2010	20,000	19,917
	SUB-TOTAL		140,000	139,318
Urban Renewal (4.3%)
AAA	Boise City Idaho Urban Renewal	5.875% due 8/15/2025	90,000	92,790
AA	Pocatello Idaho Development Authority	5.15% due 3/01/2011	150,000	150,554
	SUB-TOTAL		240,000	243,344
Water Supply (7.4%)
A	Coeur d' Alene Water Revenue	5.00% due 6/1/2006	100,000	101,420
A	McCall Water Rev., Series 1994	6.25% due 9/1/2008	200,000	207,234
A	McCall Water Revenue	6.375% due 9/1/2014	70,000	72,171
A	Ucon Water & Sewer Rev. Refunding	7.75% due 12/1/2002	35,000	34,984
	SUB-TOTAL		405,000	415,809

TOTAL INVESTMENTS (97.0%)		(Cost = $5,427,326)	$5,405,000	5,460,457
Other Assets (net of liabilities) (3.0%)				167,437
TOTAL NET ASSETS (100%)				$5,627,894
* These unaudited bond ratings reflect the adviser's current rating of each bond, as determined using Standard & Poor's and Moody's ratings.
(The accompanying notes are an integral part of these financial statements)

FINANCIAL HIGHLIGHTS

Selected data per share of capital stock outstanding throughout each period:

		For the Years Ended November 30,
		2000	1999	1998	1997	1996
Net asset value at beginning of year		$5.01	$5.36	$5.28	$5.25	$5.28
	Income from investment operations
	Net investment income	0.23	0.24	0.25	0.26	0.27
	Net gains or losses on securities (both realized and unrealized)	0.12	(0.35)	0.12	0.03	(0.03)
Total from investment operations		0.35	(0.11)	0.37	0.29	0.24
	Less distributions
	Dividends (from net investment income)	(0.23)	(0.24)	(0.25)	(0.26)	(0.27)
	Distributions (from capital gains)	-	-	(0.04)	-	-
Total distributions		(0.23)	(0.24)	(0.29)	(0.26)	(0.27)

Net asset value at end of year		$5.13	$5.01	$5.36	$5.28	$5.25

Total Return		7.28%	(2.18)%	7.27%	5.69%	4.66%

Ratios / Supplemental Data
Net assets ($000), end of year		$5,628	$6,151	$6,264	$5,255	$5,064
Ratio of gross expenses to average net assets *		0.80%	0.80%	0.76%	0.80%	0.79%
Ratio of net investment income to average net assets		4.69%	4.55%	4.69%	4.99%	5.10%
Portfolio turnover rate		14%	13%	23%	20%	10%

* For each of the above years, all or a portion of the expenses were waived. If these costs had not been waived, the resulting increase to the ratio of expenses to average net assets would be .14%, .05%, .07%, .16%, and .27%, respectively.

(The accompanying notes are an integral part of these financial statements)

STATEMENT OF ASSETS AND LIABILITIES

As of November 30, 2000
Assets
	Investments (cost $5,427,326)		$5,460,457
	Cash		71,667
	Interest Receivable		102,428
	Insurance Reserve Premium		2,473
		Total Assets		$5,637,025
Liabilities
	Other Liabilities		9,131
		Total Liabilities		9,131

Net Assets				$5,627,894

Fund Shares Outstanding				1,096,602

Analysis of Net Assets
	Paid in Capital (unlimited shares authorized, without par value)		5,667,002
	Undistributed net investment income		336
	Accumulated net realized loss on investments		(72,575)
	Unrealized net appreciation to Fund shares outstanding		33,131
Net Assets applicable to Fund shares outstanding				$5,627,894
Net Asset Value, Offering and Redemption price per share				$5.13

STATEMENT OF OPERATIONS

For the year ended November 30, 2000

Investment income
	Interest income		$314,443
	Amortization of bond premium		(7,912)
	Accretion		908
		Gross investment income		$307,439

Expenses
	Investment advisor and administration fee		29,503
	Professional fees		8,683
	Shareholder service fee		3,701
	Printing and postage		3,695
	Other expenses		4,483
	Custodian fees		1,674
	Filing and registration fees		924
	Total gross expenses		52,663
		Less: Advisor fees waived	(6,037)
		Less: Custodian fees waived	(1,674)
	Net expenses			44,952
		Net investment income		262,487
Net realized gain on investments
	Proceeds from sales		1,403,922
	Less: cost of securities sold based on identified cost		1,475,345
		Realized net loss		(71,423)
Unrealized gain on investments
	End of year		33,131
	Beginning of year		(164,073)
		Increase in unrealized gain for the year		197,204
		Net realized and unrealized gain on investments		125,781
Net increase in net assets resulting from operations				$388,268

(The accompanying notes are an integral part of these financial statements)

STATEMENT OF CHANGES IN NET ASSETS
		Year ended	Year ended
		Nov. 30, 2000	Nov. 30, 1999
INCREASE IN NET ASSETS
From Operations
	Net investment income	$262,487	$291,693
	Net realized loss on investments	(71,423)	(1,502)
	Net increase (decrease) in unrealized appreciation	197,204	(431,909)
	Net increase (decrease) in net assets from operations	388,268	(141,718)

Dividends to shareowners from
	Net investment income	(262,550)	(291,771)

Fund share transactions
	Proceeds from sales of shares	485,456	1,306,810
	Value of shares issued in reinvestment of dividends	214,861	234,362
		700,317	1,541,172
	Cost of shares redeemed	(1,350,100)	(1,219,443)
	Net increase (decrease) in net assets from share transactions	(649,783)	321,729
Total decrease in net assets		(524,065)	(111,760)

NET ASSETS
	Beginning of year	6,151,959	6,263,719
	End of year	$5,627,894	$6,151,959

Shares of the fund sold and redeemed
	Number of shares sold	96,797	249,151
	Number of shares issued in reinvestment of dividends	42,755	45,232
		139,552	294,383
	Number of shares redeemed	(270,432)	(236,298)
Net increase (decrease) in number of shares outstanding		(130,880)	58,085

(The accompanying notes are an integral part of these financial statements)

DISCUSSION of FUND PERFORMANCE
(unaudited)

For the year ending November 30, 2000, Idaho Tax-Exempt Fund returned shareowners 7.28%. As of November 30, 2000, the thirty-day SEC yield was 4.56%, or twenty-four basis points lower than one year ago. The Fund’s operating expense ratio remains capped at 0.80%.

Ten-year high-grade municipal bond rates have fallen about thirty basis points over the year. This is good news. The yield curve had a classic positive slope throughout the year and is slightly flatter now than one year ago. Restrictive Federal Reserve monetary policy has slowed the economy, restored rational expectations to the equity markets and reduced inflationary expectations.

The quality of municipal bond issues owned by the Fund remains strong. State revenues now produce a budget surplus. Idaho’s employment growth is above the national average from strength in construction and technology-based industries. Idaho continues to see a strong influx of new arrivals seeking a higher quality of life and good jobs. The State economy has become more diversified and better balanced. The supply of municipal bonds in Idaho has dwindled as issuer’s tax receipts and project revenues have reduced the need to issue bonds. Idaho’s high state income taxes create a substantial appetite among residents for tax-exempt bonds. The imbalance between the demand for and the supply of new issues is an important element in the overall performance of Idaho municipal bonds in both bull and bear markets. In short, the outlook for Idaho municipal bond appears bright and we expect positive real returns to continue next year.

The primary objective of the Fund is income exempt from federal and Idaho personal income taxes. The yield advantage of uninsured paper has risen lately; however, we do not yet feel compelled to increase our commitment to this sector. The average credit quality of the Fund is solidly investment grade. 14% of the portfolio remains invested in non-rated paper, unchanged from twelve months ago. 52% of the Fund is now invested in insured bonds.

The secondary objective of the Fund is capital preservation. The average maturity of the Fund is the most important short-term factor affecting portfolio principal values. The Fund’s average maturity is now 8.84 years, slightly shorter than last November. We expect the eight- to twelve-year area of the yield curve to offer the best combination of risk and return for 2001, and plan to maintain average portfolio maturity in this range. Due to extraordinary US government budget surpluses and the US Treasury debt buy-back program, the Fund’s +7.28% return pales in comparison to the one-year return of 14.6% from seven- to ten-year US Treasury notes.

Though the Fund does not try to “beat” the Lehman Brothers Municipal Bond Index or any other specific index, the Fund’s returns, considering the lower price fluctuation, compare well to that of the Index for the fiscal year. The graph compares the Idaho Tax-Exempt Fund’s performance to the performance of the Lehman Brothers Composite Municipal Bond Index, a broad-based municipal bond market index. To be comparable, the Municipal Index data includes reinvested income (as computed by Lehman Brothers Fixed Income Research).

Note that this graph compares an unmanaged, expense-free index to an actively managed Fund that has transaction and other costs. The Fund stands ready to buy and sell its own shares on a daily basis, and provides numerous investor services. Few investors are able to invest in an exact index portfolio because of the large amount of securities required to model such an index.

Were the Fund to target the index as an objective, the Fund might take greater risk by extending the average maturity of its portfolio to take advantage of the greater price fluctuation (for better or worse) available in such a portfolio. However, maintaining the stability of capital is an objective of the portfolio, and we believe the Fund has performed well considering its investment restrictions.

The graph shows that $10,000 invested in the Idaho Tax-Exempt Fund ten years ago (end of November 1989) would have grown to $17,375 at the end of November 2000. If the $10,000 could have been invested in the Lehman Brothers Composite Municipal Bond Index at the end of November 1989, it would have grown to $19,866.

Idaho Tax Exempt Bond Fund vs. Lehman Composite Municipal Bond Index

NOTES TO FINANCIAL STATEMENTS

NOTE 1-Organization
Saturna Investment Trust, (the "Trust") was established under Washington State Law as a Business Trust on February 20, 1987. The Trust is registered as a no-load, open-end series investment company under the Investment Company Act of 1940, as amended. Four portfolios have been created to date in addition to Idaho Tax-Exempt Fund (the "Fund"). The other four portfolios distribute through a separate prospectus and the results of those funds are contained in a separate report.

NOTE 2--Significant Accounting Policies
The following is a summary of the significant accounting policies followed by the Fund.

Investments:
Fixed-income securities for which there are no publicly available market quotations are valued using matrices based on maturity, quality, yield, call features and similar factors, which are compared periodically to multiple dealer bids and adjusted by the adviser under policies established by the Trustees.

The cost of securities is the same for accounting and Federal income tax purposes. Securities transactions are recorded on trade date. Realized gains and losses are recorded on the identified cost basis.

Income and Expenses:
Interest income is reduced by the amortization of bond premiums, on a constant yield-to-maturity basis from purchase date to maturity or call, as appropriate.

Interest income is increased by accretion only for bonds underwritten as original issue discounts. Market discounts are recorded as realized gains upon disposition.

Expenses incurred by the Trust on behalf of the Fund (e.g., professional fees) are allocated to the Fund and the other Funds of the Trust on the basis of relative daily average net assets. The Adviser has agreed to certain limits on expenses, as described below.

Income taxes:
The Fund has elected to be taxed as a regulated investment company under the Internal Revenue Code and distribute substantially all of its taxable net investment income and realized net gains on investments. Therefore, no provision for Federal income taxes is required. Further, the Fund intends to meet IRS requirements for tax-free income dividends, and requirements of the Idaho Department of Revenue for income dividends free of Idaho state income tax.

Dividends and distributions to shareowners:
Dividends and distributions to shareowners are recorded on the ex-dividend date. Dividends are paid daily and distributed on the last business day of each month. Shareowners electing to reinvest dividends and distributions purchase additional shares at the net asset value on the payable date.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3--Transactions with Affiliated Persons
Under a contract approved by shareowners on October 12, 1990, Saturna Capital Corporation provides investment advisory services and certain other administrative and distribution services to conduct the Fund’s business. For such services, the Fund pays an annual fee equal to .50% of average daily net assets. For the year ended November 30, 2000, the Fund incurred advisory fee expenses of $29,503.

Saturna Capital has volunteered to waive its advisory fee to the extent that total expenses of the Fund, (excluding interest, brokerage commissions and taxes) exceeds .80% through March 31, 2001. Accordingly, for the year ended November 30, 2000, Saturna Capital waived $6,037 of the advisory fee.

In accordance with the Fund’s agreement with its custodian, National City Bank of Indiana, for the year ended November 30, 2000, custodian fees incurred by the Fund amounted to $1,674. The custodian waived its fees for earnings credits.

One trustee and shareowner also serves as president of the Trust and is a director and president of Saturna Capital Corporation.

The Trust acts as a distributor of its own shares, except in those states in which Investors National Corporation (a subsidiary of Saturna Capital Corporation) is itself registered as a broker-dealer and acts as distributor without compensation. Saturna Capital Corporation acts as shareowner servicing agent for the Fund, for a monthly fee plus certain expenses. For the year ended November 30, 2000, the Fund paid such a fee of $3,701.

Unaffiliated trustees receive a fee of $100 per meeting attended, allocated pro-rata to the five Funds of Saturna Investment Trust. On November 30, 2000, the trustees, officers and their immediate families as a group owned 0.1% of the outstanding shares of the Fund.

NOTE 4--Federal Income Taxes
At November 30, 2000, Idaho Tax-Exempt had capital loss carryforwards of $72,925, of which $1,502 expires in 2007 and $71,423 expires in 2008, subject to regulation. Prior to their expiration, such loss carryforwards may be used to offset future net capital gains realized for federal income tax purposes.

NOTE 5 -- Investments
At November 30, 2000, the net unrealized appreciation of investments for the Fund of $33,131 comprised gross unrealized gains of $85,930 and gross unrealized losses of $52,799, and cost for federal income tax purposes was $5,427,326.

During the year ended November 30, 2000, the Fund purchased $747,603 of securities and sold / matured $1,403,922 of securities.

REPORT of
INDEPENDENT ACCOUNTANTS

To the Shareowners and Board of Trustees
Idaho Tax-Exempt Fund

We have audited the accompanying statement of assets and liabilities of the Idaho Tax-Exempt Fund, a series of shares of the Saturna Investment Trust, including the schedules of investments as of November 30, 2000, and the related statements of operations for the year then ended, the changes in net assets for each of the two years then ended, and the financial highlights for the four years then ended. These financial statements and financial highlights are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial statements and financial highlights presented for the year ended November 30, 1996 were audited by other auditors whose report dated December 16, 1996, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of November 30, 2000, by correspondence with the custodian. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Idaho Tax-Exempt Fund as of November 30, 2000, the results of its operations for the year then ended, the changes in net assets for each of the two years then ended, and the financial highlights for each of the four years then ended, in conformity with generally accepted accounting principles.

Philadelphia, Pennsylvania

Tait, Weller & Baker
/s/ signature

December 15, 2000

Web: http://www.saturna.com
E-mail: idaho@saturna.com

Mutual Funds

This report is issued for the information of the shareowners of the Fund. It is not authorized for distribution to prospective investors unless it is accompanied or preceded by an effective prospectus relating to the securities of the Fund. Idaho Tax-Exempt Fund is a series of Saturna Investment Trust.

1300 N. State Street
Bellingham, WA 98225-4730
1-800/SATURNA
(1-800/728-8762)

For automated assistance, including prices:
1-888-732-6262

A Portfolio of Saturna Investment Trust I D A H O Tax-Exempt Fund Annual Report November 30, 2000